FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS


SEC MAIL PROCESSING
RECEIVED
JAN 21 2005
WASH, D.C. 202
SECTION

Nomura Asset Acceptance Corporation
Exact Name of Registrant as Specified in Charter

0000888874
Registrant CIK Number

Form 8-K, January 14, 2005, Series 2005-AP1
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-48481
SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)




05002156

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: January 19, 2005

NOMURA ASSET ACCEPTANCE
CORPORATION



By: ______________________

Name: N. Dante LaRocca
Title: Authorized Signatory

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

Nomura Asset Acceptance Corp.
Mortgage Pass-Through Certificates,
Series 2005-AP1

$353 Million (± 10%)
(Approximate)

Computational Materials
January 14, 2005

NOMURA

Recipients must read the information contained in the Information Statement on page 2. Do not use or rely on this information if you have not received or reviewed the Information Statement. If you have not received the Information Statement, call your Nomura account representative for another copy. These Computational Materials supersede any previously distributed information relating to the securities discussed in this communication. The Underwriter is acting as underwriter and not as agent for the depositor in connection with the proposed transaction.

Information Statement:

The attached tables, together with the summary information presented herein (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you by Nomura Securities International, Inc. ("NSI") and not by Nomura Asset Acceptance Corp. (together with any of its other affiliates, "NAAC"). NAAC has not prepared, reviewed or taken part in the preparation of these materials and makes no representation as to the accuracy or completeness of the information herein. Although a registration statement (including the prospectus) relating to the Certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the Certificates discussed in this communication has not been filed with the Securities and Exchange Commission.

The information herein is being provided for informational use solely in connection with the consideration of the purchase of the Nomura Asset Acceptance Corporation, Mortgage Pass-Through Certificates, Series 2005-AP1 (the "Securities"). Its use for any other purp ose is not authorized. It may not be copied or reproduced, in whole or in part, nor may it be provided or distributed nor any of its contents disclosed to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

The information set forth in these Computational Materials, including the collateral tables which follow may be based only on a statistical sample of mortgage loans (the "Statistical Pool") expected to be included in the trust along with other mortgage loans on the Closing Date. In addition, certain mortgage loans contained in the Statistical Pool may be deleted from the pool of mortgage loans delivered to the Trust on the Closing Date (the "Final Pool"). The Statistical Pool may not necessarily represent a statistically relevant sample, notwithstanding any contrary references herein. Furthermore, it is expected that the Statistical Pool will be larger than the Final Pool, and the aggregate principal balances of the mortgage loans in the Final Pool will be reduced from the Statistical Pool as described in these Computational Materials. Although NSI believes the information with respect to the Statistical Pool will be representative of the Final Pool (except with respect to aggregate principal balance of the mortgage loans, as described above), the collateral characteristics of the Final Pool may nonetheless vary from the collateral characteristics of the Statistical Pool.

The final prospectus and prospectus supplement (collectively, the "Final Offering Documents") discussed in this communication will be filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the Securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. The Final Offering Documents may be obtained by contacting your NSI account representative.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

An investor or potential investor in the Securities (and each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction (as defined in United States Treasury Regulation Section 1.6011-4) and all related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is related to such tax treatment and tax structure.

Structural Summary

Class	Approximate Certificate (1) Principal Balance	Anticipated Rating S&P/Moody's (2)	Coupon Type (3)	Daycount	WAL (4)	Principal (4) Window	Legal Final Maturity
I-A-1	$ 121,247,000.00	AAA/Aaa(5)	WAC PT	30/360		TBD	
I-SUB	$ 10,902,605.34	(5)	WAC PT	30/360			
II-A-1	$ 99,294,000.00	AAA/Aaa	Floating	Act/360	1.00	03/05 - 03/07	1/2035
II-A-2	$ 49,772,000.00	AAA/Aaa	Fixed	30/360	3.00	03/07 - 06/09	1/2035
II-A-3	$ 16,755,000.00	AAA/Aaa	Fixed	30/360	5.00	06/09 - 01/11	1/2035
II-A-4	$ 20,578,000.00	AAA/Aaa	Fixed	30/360	7.47	01/11 - 01/13	1/2035
II-A-5	$ 22,098,000.00	AAA/Aaa	Fixed	30/360	6.29	04/08 - 01/13	1/2035
II-A-IO	(6)	AAA/Aaa	(7)	30/360	0.74	N/A	1/2035
II-M-1	$ 4,861,000.00	[AA/Aa2]	Fixed	30/360	5.22	03/08 - 01/13	1/2035
II-M-2	$ 4,309,000.00	[A/A2]	Fixed	30/360	5.22	03/08 - 01/13	1/2035
II-M-3	$ 3,314,000.00	[BBB/Baa2]	Fixed	30/360	5.22	03/08 - 01/13	1/2035
Total	$ 353,130,605.34						

NOTE: The Class I-A-1 and Group I Subordinate Certificates are not being offered hereby. Any information with regard to said classes is only provided to enhance the understanding of the Offered Certificates.

(1) The Principal Balance of each Class of Certificates is subject to a 10% variance.

(2) Expected Ratings are from a minimum of two of the three rating agencies. Final class sizes and Rating Agency support levels will be contingent on the Final Pool, excess spread levels and other structural attributes.

(3) Subject to a cap as described herein (See "Net WAC Pass-Through Rate" herein) and a step-up as described herein (see " Coupon Step-up" herein).

(4) Assuming payment based on 100% "PPC" (as defined herein) to Optional Redemption (as defined herein); duration is shown in place of WAL for the Class II-A-IO Certificates at an assumed price of 4.87104% plus accrued interest.

(5) Not offered hereby.

(6) The Class II-A-IO Certificates will not have a certificate principal balance, but will accrue interest at the stated Initial Pass-Through Rate for the first twelve months and at the stated Initial Pass-Through Rate less 1% for the next twelve months, based on a Notional Amount. The Notional Amount of the Class II-A-IO Certificates will be as follows: the lesser of (a) from and including the 1st through the 6th Distribution Date $[27,623,000]; from and including the 7th through the 10th Distribution Date $[22,098,000]; from and including the 11th through the 13th Distribution Date $[19,888,000]; from and including the 14th through the 15th Distribution Date $[16,574,000]; from and including the 16th through the 19th Distribution Date $[13,259,000]; from and including the 20th through the 21st Distribution Date $[11,049,000]; from and including the 22nd through the 23rd Distribution Date $[8,839,000]; on the 24th Distribution Date $[5,745,000]; and thereafter $0 and (b) the then aggregate principal balance of the Mortgage Loans (prior to giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period).

(7) The initial pass-through rate for the Class II-A-IO Certificates will be (i) 4.50% for periods 1 – 8 and (ii) 3.50% for periods 9 – 24.

- The collateral pool consists of one- to four-family fixed-rate residential mortgage loans secured by first liens which loans are divided into two groups, Group 1 and Group 2. Since the Offered Certificates are backed only by the Group 2 mortgage loans and are not cross collateralized with the Group 1 mortgage loans, only the Group 2 mortgage loans (the "Mortgage Loans") are described herein. The Mortgage Loans are expected to have an aggregate principal balance as of the Cut-off Date (as defined herein) of approximately $220,983,346 (the "Cut-off Date Balance").
- The "Offered Certificates" consist of the Class II-A-1, Class II-A-2, Class II-A-3, Class II-A-4, Class II-A-5 and Class II-A-IO Certificates (collectively, the "Class A Certificates") and the Class II-M-1, Class II-M-2 and Class II-M-3 Certificates (collectively, the "Mezzanine Certificates").
- Credit support is provided through subordination, overcollateralization and excess spread.
- The model used in these Computational Materials, referred to as the prospectus prepayment curve ("PPC"), is a prepayment assumption, which represents an assumed rate of prepayment each month throughout the life of a pool of mortgage loans similar to the Mortgage Loans, relative to the then outstanding principal balance of such pool. A [100%] PPC assumes that the outstanding principal balance of a pool of mortgage loans prepays at a constant prepayment rate ("CPR") equal to 10% in the first month of the life of such pool, such rate increasing by approximately an additional [1.36% CPR] (15%/11) each month thereafter through the twelfth month of the life of such pool, and such rate thereafter remaining constant at [25]% CPR for the remainder of the life of such pool.

Transaction Overview

Depositor:	Nomura Asset Acceptance Corp. ("NAAC")
Underwriter:	Nomura Securities International, Inc.
Seller:	Nomura Credit & Capital, Inc. ("NCCI")
Servicers:	Initially, GMAC Mortgage Corporation ("GMACM"), M&T Mortgage Corporation ("M&T") and Greenpoint Mortgage Funding, Inc. NAAC will retain the right to appoint a successor servicer to GMACM meeting parameters more fully described in the Final Offering Documents.
Special Servicer:	NAAC and/or its assignee will reserve the right to appoint a special servicer with respect to the Mortgage Loans serviced by GMACM.
Originators/Sellers:	The Mortgage Loans were primarily acquired from First National Bank of Nevada ("FNBN") (approximately 24%) with the remainder (approximately 76%) acquired from other originators. None of such other originators constitutes, individually, more than approximately 7.77% of the pool by unpaid principal balance.
Trustee:	Wells Fargo Bank, N.A.
Custodian:	JPMorgan Chase Bank, N.A.
Credit Risk Manager:	The Murrayhill Company
Type of Offering:	The Offered Certificates will be offered from time to time in negotiated transactions or otherwise at varying prices to be determined at the time of sale.
Cut-off Date:	February 1, 2005
Statistical Cut-off Date:	January 1, 2005
Closing Date:	On or about February 28, 2005
Due Period:	With respect to Mortgage Loans other than those serviced by M&T and any Distribution Date, the period commencing on the second day of the month immediately preceding the month in which such Distribution Date occurs and ending on the first day of the month in which such Distribution Date occurs. With respect to Mortgage Loans serviced by M&T and any Distribution Date, the period commencing on the first day of the month preceding the month of such Distribution Date and ending on the last day of the month preceding the month of such Distribution Date.
First Distribution Date:	March 25, 2005
Distribution Date:	The 25th day of each month or the next business day.
Prepayment Period:	With respect to Mortgage Loans other than those serviced by M&T and any Distribution Date, the calendar month immediately preceding the month in which such Distribution Date occurs. With respect to Mortgage Loans serviced by M&T and any Distribution Date, (1) with respect to any principal prepayment in full, the period commencing on the 16th day of the month prior to the month in which the related Distribution Date occurs and ending on the 15th day of the month in which such Distribution Date occurs and (2) with respect to any principal prepayment in part, the period commencing on the first day of the month preceding the month of such Distribution Date and ending on the last day

	of the month preceding the month of such Distribution Date.
Optional Redemption Date:	If the total outstanding principal balance of all the Mortgage Loans on any Distribution Date is less than or equal to 10% of the Cut-off Date Balance, the holder of a class of non-offered certificates as specified in the Final Offering Documents (as long as it is not an affiliate of the Seller) may purchase the Mortgage Loans remaining in the trust, but is not required to do so.
SMMEA Eligibility:	The Class A Certificates and the Class II-M-1 Certificates will be "mortgage related securities" for the purposes of the Secondary Mortgage Market Enhancement Act of 1984.
ERISA:	All of the Offered Certificates are expected to be ERISA eligible.
Taxation – REMIC:	One or more REMIC elections will be made for designated portions of the Trust (exclusive of certain shortfall payments).
Form of Registration:	Book-entry form through DTC, Clearstream and Euroclear.
Minimum Denominations:	$25,000 and integral multiples of $1 in excess thereof.

Summary of Terms

Net Mortgage Rate	For any Mortgage Loan for any Distribution Date shall be a per annum rate equal to the applicable mortgage rate for such Mortgage Loan as of the first day of the month preceding the month in which such Distribution Date occurs minus the Fee Rates.
Interest Accrual Period	On each Distribution Date, interest on the Offered Certificates (other than the Class II-A-1 Certificates) will accrue during the calendar month preceding such Distribution Date. The Interest Accrual Period for the Class II-A-1 Certificates will be (a) as to the Distribution Date in March 2005, the period commencing on the Closing Date and ending on the day preceding the Distribution Date in March 2005, and (b) as to any Distribution Date after the Distribution Date in March 2005, the period commencing on the Distribution Date in the month immediately preceding the month in which that Distribution Date occurs and ending on the day preceding that Distribution Date. Interest will be calculated on a 30/360 basis for all classes of Offered Certificates other than Class II-A-1, which shall accrue interest on an actual/360 basis.
Interest Distribution Amount	For the Offered Certificates of any class on any Distribution Date is equal to interest accrued during the related Interest Accrual Period on the certificate principal balance or Notional Amount, as applicable, of that class immediately prior to such Distribution Date at the applicable pass-through rate for such class, and reduced (to an amount not less than zero), in the case of each such class, by the allocable share, if any, for such class of prepayment interest shortfalls to the extent not covered by Compensating Interest paid by the related Servicer and shortfalls resulting from the application of the Servicemembers Civil Relief Act.
Interest Carry Forward Amount	For the Offered Certificates of any class on any Distribution Date is equal to the amount, if any, by which the Interest Distribution Amount for that class of Offered Certificates for the immediately preceding Distribution Date exceeded the actual amount distributed on such class of Offered Certificates in respect of interest on the immediately preceding Distribution Date, together with any Interest Carry Forward Amount with respect to such class of Offered Certificates remaining unpaid from the previous Distribution Date.
Senior Interest Distribution	For the Class A Certificates on any Distribution Date, an amount equal to the

Amount sum of the Interest Distribution Amount for such Distribution Date for each such class and the Interest Carry Forward Amount, if any, for such Distribution Date for each such class.

Fee Rates Means the fee rates payable to each Servicer, the fee payable to the Trustee, the fee payable to the Credit Risk Manager and, where applicable, the premium payable in connection with any lender paid primary mortgage insurance which aggregate to a per annum rate of approximately a weighted average of [0.292]%, payable monthly.

Compensating Interest With respect to Mortgage Loans serviced by GMACM, the certificateholders will receive prepayment interest shortfalls in full up to half of the aggregate Servicing Fee payable to GMACM during the related Prepayment Period. With respect to Mortgage Loans other than those serviced by GMACM, the certificateholders will receive prepayment interest shortfalls in full up to the aggregate Servicing Fee payable to the related Servicer during the related Prepayment Period.

Realized Losses Any loss on a Mortgage Loan attributable to the mortgagor's failure to make any payment of principal or interest as required under the related mortgage note.

Monthly Servicer Advances Each Servicer will be obligated to make advances of delinquent monthly principal and interest payments with respect to the Mortgage Loans serviced by such Servicer, but only to the extent such amounts are deemed recoverable.

Net Monthly Excess Cashflow For any Distribution Date is equal to the sum of (i) any Overcollateralization Reduction Amount and (ii) the excess of the Available Distribution Amount over the sum of (x) the Senior Interest Distribution Amount for such Distribution Date payable to the holders of the Class A Certificates, (y) the Interest Distribution Amount for such Distribution Date payable to the holders of the Mezzanine Certificates and (z) the amount of principal required to be distributed to the holders of the Offered Certificates on such Distribution Date.

Credit Enhancement *Subordination*

The Class A Certificates will have a payment priority over the Mezzanine Certificates. Among the classes of Mezzanine Certificates, each class of Mezzanine Certificates with a lower numerical designation will have a payment priority over each class of Mezzanine Certificates with a higher numerical designation.

Excess Spread and Overcollateralization
The Mortgage Loans are expected to generate more interest than is needed to pay interest on the Offered Certificates because the weighted average net mortgage rate of the Mortgage Loans will be higher than the weighted average pass-through rate on the Offered Certificates and, as overcollateralization increases, such higher interest rate is paid on a principal balance of Mortgage Loans that is larger than the aggregate certificate principal balance of the Offered Certificates. Interest payments received in respect of the Mortgage Loans in excess of the amount that is needed to pay interest on the Offered Certificates and related trust expenses will be used to reduce the total certificate principal balance of such Offered Certificates (other than the Class II-A-IO Certificates) until a required level of overcollateralization has been achieved. Prior to the Stepdown Date, the required level of overcollateralization will be [0.75]% of the Cut-off Date Balance. The Overcollateralization Amount will provide credit support to the Offered Certificates.

Allocation of Losses Any Realized Losses on the Mortgage Loans will be allocated on any

Distribution Date in the following order of priority:

1. To Net Monthly Excess Cashflow;
2. To the Overcollateralization Amount, until reduced to zero;
3. To the Class II-M-3 Certificates, until reduced to zero;
4. To the Class II-M-2 Certificates, until reduced to zero and
5. To the Class II-M-1 Certificates, until reduced to zero.

There will be no allocation of Realized Losses to the Class A Certificates. Investors in the Class A Certificates should note, however, that although Realized Losses cannot be allocated to such Offered Certificates, under certain loss scenarios there may not be enough principal and interest on the Mortgage Loans to distribute to the holders of the Class A Certificates all principal and interest amounts to which they are then entitled.

Once Realized Losses have been allocated to the Mezzanine Certificates, such amounts with respect to such Certificates will no longer accrue interest, such allocated amounts will not be reinstated thereafter and no amounts will be distributed with respect to those written down amounts (even if Net Monthly Excess Cashflow and/or the Overcollateralization Amount are greater than zero on any subsequent Distribution Date).

Required Overcollateralization Amount

Overcollateralization refers to the amount by which the aggregate principal balance of the Mortgage Loans exceeds the aggregate certificate principal balance of the Offered Certificates (other than the Class II-A-IO Certificates). This excess (the "Overcollateralization Amount") is intended to protect the certificateholders against shortfalls in payments on the Offered Certificates. Prior to the Stepdown Date, the Required Overcollateralization Amount for the Offered Certificates will be [0.75%] of the Cut-off Date Balance. After the Stepdown Date, the Required Overcollateralization Amount will be the greater of (i) [1.50%] of the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for realized losses on the Mortgage Loans incurred during the related Prepayment Period) and (ii) 0.35% of the Cut-off Date Balance.

If, due to losses, the Overcollateralization Amount is reduced below the Required Overcollateralization Amount, Net Monthly Excess Cashflow, if available, will be applied first to pay principal on the Class A Certificates, other than the Class II-A-IO Certificates, then to pay principal on the Mezzanine Certificates until the Overcollateralization Amount equals the Required Overcollateralization Amount.

Required Overcollateralization Percentage

For any Distribution Date, a percentage equal to (a) the Required Overcollateralization Amount divided by (b) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period).

Overcollateralization Increase Amount

An Overcollateralization Increase Amount for any Distribution Date is the amount of Net Monthly Excess Cashflow actually applied as an accelerated payment of principal to the extent the Required Overcollateralization Amount exceeds the current Overcollateralization Amount.

Overcollateralization Reduction Amount

An Overcollateralization Reduction Amount for any Distribution Date is the amount by which the current Overcollateralization Amount exceeds the Required Overcollateralization Amount after taking into account all distributions of principal required to be made on the Distribution Date.

Notional Amount

The Notional Amount of the Class II-A-IO Certificates will be as follows: the lesser of (a) from and including the 1st through the 6th Distribution Date $[27,623,000]; from and including the 7th through the 10th Distribution Date $[22,098,000]; from and including the 11th through the 13th Distribution Date $[19,888,000]; from and including the 14th through the 15th Distribution Date $[16,574,000]; from and including the 16th through the 19th Distribution Date $[13,259,000]; from and including the 20th through the 21st Distribution Date $[11,049,000]; from and including the 22nd through the 23rd Distribution Date $[8,839,000]; on the 24th Distribution Date $[5,745,000]; and thereafter $0 and (b) the then aggregate principal balance of the Mortgage Loans (prior to giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period).

Stepdown Date

Is the earlier of (i) the first Distribution Date on which the certificate principal balances of the Class A Certificates (other than the Class II-A-IO Certificates) have been reduced to zero and (ii) the later to occur of (x) the Distribution Date occurring in March 2008, and (y) the first Distribution Date on which the Credit Enhancement Percentage ("CE%") of the Class A Certificates (calculated for this purpose only after taking into account the receipt of principal on the Mortgage Loans, but prior to any distribution of principal to the holders of the Offered Certificates (other than the Class II-A-IO Certificates) is greater than or equal to approximately [12.80%].

Credit Enhancement Percentage

The Credit Enhancement Percentage for any class of Offered Certificates (other than the Class II-A-IO Certificates) and any Distribution Date is the percentage obtained by dividing (x) the sum of (i) the aggregate certificate principal balance of the class or classes of Offered Certificates (other than the Class II-A-IO Certificates) subordinate thereto and (ii) the Overcollateralization Amount by (y) the aggregate principal balance of the Mortgage Loans, calculated after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period and distribution of the Principal Distribution Amount to the holders of the Offered Certificates (other than the Class II-A-IO Certificates) then entitled to distributions of principal on such Distribution Date.

Class	(Moody's / S&P)	Initial CE % (approx.)
A	Aaa / AAA	[5.65%]
II-M-1	Aa2 /AA	[3.45%]
II-M-2	A2 / A	[1.50%]
II-M-3	Baa2 / BBB	[0.00%]

Net WAC Pass-Through Rate

Beginning with the March 2005 Distribution Date, up to and including the February 2007 Distribution Date, a per annum rate (adjusted in the case of the Class II-A-1 Certificates for the actual number of days elapsed in the related Interest Accrual Period) equal to (1) the weighted average of the Net Mortgage Rates of the Mortgage Loans as of the first day of the month preceding the month in which such Distribution Date occurs minus (2) the pass-through rate for the Class II-A-IO Certificates for such Distribution Date multiplied by a fraction, the numerator of which is the Notional Amount of the Class II-A-IO

Certificates immediately prior to such Distribution Date, and the denominator of which is the aggregate principal balance of the Mortgage Loans as of the first day of the month in which such Distribution Date occurs. With respect to each Distribution Date thereafter, the weighted average of the Net Mortgage Rates of the Mortgage Loans as of the first day of the month preceding the month in which such Distribution Date occurs.

Net WAC Rate Carryover Amount

If on any Distribution Date the pass-through rate for any class of Offered Certificates, other than the Class II-A-IO Certificates, is limited to the Net WAC Pass-Through Rate, such class will be entitled to the "Net WAC Rate Carryover Amount" which will be equal to the sum of (i) the excess of (a) the amount of interest such class of Offered Certificates would have been entitled to receive on such Distribution Date if the Net WAC Pass-Through Rate would not have been applicable to such class of Offered Certificates over (b) the amount of interest accrued on such class at the applicable Net WAC Pass-Through Rate plus (ii) the related Net WAC Rate Carryover Amount from prior Distribution Dates not previously distributed. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of available funds.

Available Distribution Amount

For any Distribution Date, an amount equal to the amount available in the certificate account on that Distribution Date. The Available Distribution Amount will generally be equal to the aggregate amount of scheduled and unscheduled payments on the Mortgage Loans, insurance proceeds and liquidation proceeds, received or advanced during the related Due Period, in each case net of amounts payable or reimbursable to the Trustee, the Servicers and the Credit Risk Manager.

Class II-A-5 Lockout Distribution Amount

For any Distribution Date, the Class II-A-5 Lockout Distribution Percentage for the Distribution Date multiplied by the product of, (A) a fraction, the numerator of which is the certificate principal balance of the Class II-A-5 Certificates and the denominator of which is the aggregate certificate principal balance of all the Class A Certificates (other than the Class II-A-IO Certificates and in each case immediately prior to such Distribution Date) and (B) the Senior Principal Distribution Amount for such Distribution Date.

Class II-A-5 Lockout Distribution Percentage

The Class II-A-5 Lockout Distribution Percentage is assigned as follows:

Distribution Date Occurring in	Percentage
March 2005 to February 2008	0%
March 2008 to February 2010	45%
March 2010 to February 2011	80%
March 2011 to February 2012	100%
March 2012 and thereafter	300%

Principal Distribution Amount

For any Distribution Date, an amount generally equal to the aggregate amount of the principal portion of all scheduled and unscheduled payments on the Mortgage Loans due during the related Due Period (whether or not received prior to the Determination Date), insurance proceeds, liquidation proceeds, and any principal amounts related to the repurchase of loans, that are received, in each case net of amounts reimbursable to the Trustee, the Servicers and the Credit Risk Manager, plus the Overcollateralization Increase Amount, if any, or minus the Overcollateralization Reduction Amount, if any.

Senior Principal Distribution Amount

With respect to any Distribution Date, prior to the Stepdown Date, or on or after the Stepdown Date if a Trigger Event is in effect, the Principal Distribution Amount for such Distribution Date.

With respect to any Distribution Date, on or after the Stepdown Date, if no Trigger Event is in effect, an amount equal to the excess (if any) of (x) the aggregate certificate principal balance of the Class A Certificates (other than the Class II-A-IO Certificates) immediately prior to such Distribution Date over (y) the positive difference between (a) the aggregate outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred during the related Prepayment Period) and (b) the product of (i) the aggregate outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred during the related Prepayment Period) and (ii) the sum of (A) approximately [11.30%] and (B) the Required Overcollateralization Percentage.

The Senior Principal Distribution Amount will generally be distributed to the holders of the Class A Certificates in the following order of priority:

1. To the Class II-A-5 Certificates, the Class II-A-5 Lockout Distribution Amount for that Distribution Date, until the certificate principal balance thereof is reduced to zero; and
2. To the Class II-A-1, II-A-2, II-A-3, II-A-4 and II-A-5 Certificates, sequentially, until the certificate principal balance of each such class is reduced to zero.

Class II-M-1 Principal Distribution Amount

With respect to each Distribution Date prior to the Stepdown Date, or on or after the Stepdown Date if a Trigger Event is in effect, the Principal Distribution Amount remaining after payment of the Senior Principal Distribution Amount to the Class A Certificates (other than the Class II-A-IO Certificates) on such Distribution Date.

With respect to each Distribution Date which occurs on or after the Stepdown Date (if no Trigger Event exists), an amount equal to the lesser of (i) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Senior Principal Distribution Amount and (ii) the excess (if any) of (x) the certificate principal balance of the Class II-M-1 Certificates immediately prior to such Distribution Date over (y) the positive difference between (a) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred during the related Prepayment Period) and (b) the sum of (1) the aggregate certificate principal balance of the Class A Certificates (other than the Class II-A-IO Certificates and after taking into account the payment of the Senior Principal Distribution Amount for such Distribution Date) and (2) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred during the related Prepayment Period) multiplied by the sum of (A) approximately [6.90%] and (B) the Required Overcollateralization Percentage.

Class II-M-2 Principal Distribution Amount

With respect to each Distribution Date prior to the Stepdown Date, or on or after the Stepdown Date if a Trigger Event is in effect, the Principal Distribution Amount remaining after payment of the Senior Principal Distribution Amount to the Class A Certificates (other than the Class II-A-IO Certificates) and the Class II-M-1 Principal Distribution Amount to the Class II-M-1 Certificates, in each case on such Distribution Date.

With respect to each Distribution Date which occurs on or after the Stepdown Date (if no Trigger Event exists), an amount equal to the lesser of (i) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Senior Principal Distribution Amount and the Class II-M-1 Principal Distribution Amount and, (ii) the excess (if any) of (x) the certificate principal balance of the Class II-M-2 Certificates immediately prior to such Distribution Date over (y) the positive difference between (a) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred during the related Prepayment Period) and (b) the sum of (1) the aggregate certificate principal balance of the Class A Certificates (other than the Class II-A-IO Certificates and after taking into account the payment of the Senior Principal Distribution Amount for such Distribution Date), (2) the certificate principal balance of the Class II-M-1 Certificates (after taking into account the payment of the Class II-M-1 Principal Distribution Amount for such Distribution Date) and (3) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred during the related Prepayment Period) multiplied by the sum of (A) approximately [3.00%] and (B) the Required Overcollateralization Percentage.

Class II-M-3 Principal Distribution Amount

With respect to each Distribution Date prior to the Stepdown Date, or on or after the Stepdown Date if a Trigger Event is in effect, the Principal Distribution Amount remaining after payment of the Senior Principal Distribution Amount to the Class A Certificates (other than the Class II-A-IO Certificates), the Class II-M-1 Principal Distribution Amount to the Class II-M-1 Certificates and the Class II-M-2 Principal Distribution Amount to the Class II-M-2 Certificates, in each case on such Distribution Date.

With respect to each Distribution Date which occurs on or after the Stepdown Date (if no Trigger Event exists), an amount equal to the lesser of (i) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Senior Principal Distribution Amount, the Class II-M-1 Principal Distribution Amount and the Class II-M-2 Principal Distribution Amount and, (ii) the excess (if any) of (x) the certificate principal balance of the Class II-M-3 Certificates immediately prior to such Distribution Date over (y) the positive difference between (a) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred during the related Prepayment Period) and (b) the sum of (1) the aggregate certificate principal balance of the Class A Certificates (other than the Class II-A-IO Certificates and after taking into account the payment of the Senior Principal Distribution Amount for such Distribution Date), (2) the certificate principal balance of the Class II-M-1 Certificates (after taking into account the payment of the Class II-M-1 Principal Distribution Amount for such Distribution Date), (3) the certificate principal balance of the Class II-M-2 Certificates (after taking into account the payment of the Class II-M-2 Principal Distribution Amount for such Distribution Date) and (4) Required Overcollateralization Amount.

Prior to the Stepdown Date or if a Trigger Event is in effect, principal payments will be paid first to the Class A Certificates (other than the Class II-A-IO Certificates) in the manner and order of priority described under "Senior Principal Distribution Amount" and then sequentially to the Mezzanine Certificates in their order of seniority, in each case until the certificate principal balance of each such class has been reduced to zero.

Coupon Step-up

On each Distribution Date following the first possible Optional Redemption Date, the pass-through rates on the Class II-A-4, Class II-A-5, Class II-M-1, Class II-M-2 and Class II-M-3 Certificates will increase by 0.50% per annum, subject to the Net WAC Pass-Through Rate.

Trigger Event

If either the Delinquency Test or Cumulative Loss Test is violated:

Delinquency Test:

The determination on any Distribution Date that the percentage obtained by dividing (x) the principal amount of Mortgage Loans delinquent [60 days or more (including all REO Properties and Mortgage Loans in foreclosure) by (y) the aggregate principal balance of the Mortgage Loans, in each case, as of the last day of the previous calendar month, exceeds [50%] of the Credit Enhancement Percentage for the Class A Certificates on such Distribution Date.]

Cumulative Loss Test:

The determination on any Distribution Date that the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Due Period divided by the Cut-off Date Balance exceeds the applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring in	Percentage
March 2008 to February 2009	[1.00%]
March 2009 to February 2010	[1.50%]
March 2010 to February 2012	[2.00%]
March 2012 and thereafter	[2.25%]

Payment Priority

On each Distribution Date, the Available Distribution Amount will be distributed as follows:

1. From the interest portion of the Available Distribution Amount, to pay interest on the Class A Certificates, pro rata, including any Interest Carry Forward Amount from a prior Distribution Date, and then to pay interest to the Mezzanine Certificates sequentially excluding any Interest Carry Forward Amount from a prior Distribution Date.
2. From the principal portion of the remaining Available Distribution Amount, to pay principal on the Class A Certificates, other than the Class II-A-IO Certificates, in accordance with the principal payment provisions described in "Senior Principal Distribution Amount".
3. From the principal portion of the Available Distribution Amount remaining after payments of principal to the Class A Certificates, other than the Class II-A-IO Certificates, to pay principal to the Class II-M-1, Class II-M-2 and Class II-M-3 Certificates, in that order, in the amounts specified under "Class II-M-1 Principal Distribution Amount", "Class II-M-2 Principal Distribution Amount", and "Class II-M-3 Principal Distribution Amount".
4. From Net Monthly Excess Cashflow, if any, to the Offered Certificates then entitled to receive distributions in respect of principal in order to reduce the certificate principal balance of such Offered Certificates to the extent necessary to maintain the Required Overcollateralization Amount.
5. From the remaining Net Monthly Excess Cashflow, if any, to pay the Interest Carry Forward Amounts on the Mezzanine Certificates, on a sequential basis.
6. From the remaining Net Monthly Excess Cashflow, if any, to pay the applicable Net WAC Rate Carryover Amount on the Class A Certificates other than Class II-A-IO, on a pro rata basis, and the Mezzanine Certificates, on a sequential basis.

7. To pay any remaining amount to the non-offered certificates in accordance with the pooling and servicing agreement.

Yield Tables to Call

		25% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC	200% PPC
II-A1 (@par)	Yield(%)	2.60	2.60	2.60	2.60	2.60	2.60	2.60
	WAL	3.83	1.96	1.32	1.00	0.80	0.67	0.50
	Mod Durn	3.58	1.90	1.30	0.99	0.79	0.66	0.50
	Principal Window	Mar05 - Jun14	Mar05 - Jun09	Mar05 - Dec07	Mar05 - Mar07	Mar05 - Oct06	Mar05 - Jun06	Mar05 - Feb06
	Principal # Months	112	52	34	25	20	16	12
II-A2 (@par)	Yield(%)	4.43	4.41	4.39	4.36	4.33	4.31	4.25
	WAL	13.71	6.91	4.20	3.00	2.28	1.85	1.32
	Mod Durn	10.00	5.78	3.74	2.75	2.12	1.74	1.25
	Principal Window	Jun14 - Aug23	Jun09 - Jan16	Dec07 - Apr11	Mar07 - Jun09	Oct06 - Feb08	Jun06 - Jul07	Feb06 - Nov06
	Principal # Months	111	80	41	28	17	14	10
II-A3 (@par)	Yield(%)	4.89	4.88	4.87	4.85	4.83	4.80	4.75
	WAL	20.47	12.68	7.84	5.00	3.70	2.70	1.89
	Mod Durn	12.68	9.25	6.35	4.34	3.31	2.47	1.77
	Principal Window	Aug23 - Sep27	Jan16 - Nov19	Apr11 - Jan15	Jun09 - Jan11	Feb08 - Jun09	Jul07 - Feb08	Nov06 - Mar07
	Principal # Months	50	47	46	20	17	8	5
II-A4 (@par)	Yield(%)	5.64	5.63	5.62	5.61	5.59	5.57	5.51
	WAL	23.05	15.29	10.53	7.47	5.43	4.11	2.38
	Mod Durn	12.64	10.02	7.76	5.95	4.56	3.57	2.17
	Principal Window	Sep27 - Mar28	Nov19 - Jun20	Jan15 - Sep15	Jan11 - Jan13	Jun09 - Apr11	Feb08 - Feb10	Mar07 - Nov07
	Principal # Months	7	8	9	25	23	25	9
II-A5 (@par)	Yield(%)	4.94	4.93	4.92	4.92	4.91	4.90	4.87
	WAL	9.54	7.85	6.94	6.29	5.47	4.73	3.24
	Mod Durn	7.26	6.26	5.68	5.25	4.67	4.12	2.92
	Principal Window	Mar08 - Mar28	Mar08 - Jun20	Mar08 - Sep15	Apr08 - Jan13	May08 - Apr11	Jun08 - Feb10	Nov07 - Jul08
	Principal # Months	241	148	91	58	36	21	9
II-M1 (@par)	Yield(%)	5.37	5.36	5.34	5.33	5.31	5.30	5.29
	WAL	16.81	10.25	6.97	5.22	4.29	3.80	3.40
	Mod Durn	10.61	7.52	5.57	4.38	3.71	3.35	3.04
	Principal Window	Jun14 - Mar28	Feb10 - Jun20	Jun08 - Sep15	Mar08 - Jan13	Apr08 - Apr11	May08 - Feb10	Jul08 - Jul08
	Principal # Months	166	125	88	59	37	22	1
II-M2 (@par)	Yield(%)	5.87	5.86	5.84	5.83	5.81	5.80	5.79
	WAL	16.81	10.25	6.97	5.22	4.26	3.74	3.33
	Mod Durn	10.21	7.32	5.46	4.31	3.64	3.26	2.95
	Principal Window	Jun14 - Mar28	Feb10 - Jun20	Jun08 - Sep15	Mar08 - Jan13	Mar08 - Apr11	Apr08 - Feb10	May08 - Jul08
	Principal # Months	166	125	88	59	38	23	3
II-M3 (@par)	Yield(%)	6.08	6.06	6.05	6.03	6.01	6.00	5.98
	WAL	16.81	10.25	6.97	5.22	4.24	3.70	3.19
	Mod Durn	10.06	7.24	5.42	4.29	3.61	3.21	2.83
	Principal Window	Jun14 - Mar28	Feb10 - Jun20	Jun08 - Sep15	Mar08 - Jan13	Mar08 - Apr11	Mar08 - Feb10	Mar08 - Jul08
	Principal # Months	166	125	88	59	38	24	5

Yield Tables to Maturity								
		25% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC	200% PPC
II-A1 (@par)	Yield(%)	2.60	2.60	2.60	2.60	2.60	2.60	2.60
	WAL	3.83	1.96	1.32	1.00	0.80	0.67	0.50
	Mod Durn	3.58	1.90	1.30	0.99	0.79	0.66	0.50
	Principal Window	Mar05 - Jun14	Mar05 - Jun09	Mar05 - Dec07	Mar05 - Mar07	Mar05 - Oct06	Mar05 - Jun06	Mar05 - Feb06
	Principal # Months	112	52	34	25	20	16	12
II-A2 (@par)	Yield(%)	4.43	4.41	4.39	4.36	4.33	4.31	4.25
	WAL	13.71	6.91	4.20	3.00	2.28	1.85	1.32
	Mod Durn	10.00	5.78	3.74	2.75	2.12	1.74	1.25
	Principal Window	Jun14 - Aug23	Jun09 - Jan16	Dec07 - Apr11	Mar07 - Jun09	Oct06 - Feb08	Jun06 - Jul07	Feb06 - Nov06
	Principal # Months	111	80	41	28	17	14	10
II-A3 (@par)	Yield(%)	4.89	4.88	4.87	4.85	4.83	4.80	4.75
	WAL	20.47	12.68	7.84	5.00	3.70	2.70	1.89
	Mod Durn	12.68	9.25	6.35	4.34	3.31	2.47	1.77
	Principal Window	Aug23 - Sep27	Jan16 - Nov19	Apr11 - Jan15	Jun09 - Jan11	Feb08 - Jun09	Jul07 - Feb08	Nov06 - Mar07
	Principal # Months	50	47	46	20	17	8	5
II-A4 (@par)	Yield(%)	5.66	5.69	5.71	5.71	5.67	5.59	5.51
	WAL	25.71	19.15	13.76	9.78	6.66	4.30	2.38
	Mod Durn	13.30	11.38	9.25	7.22	5.31	3.70	2.17
	Principal Window	Sep27 - Jun34	Nov19 - Oct32	Jan15 - Jan28	Jan11 - Feb23	Jun09 - May19	Feb08 - Sep16	Mar07 - Nov07
	Principal # Months	82	156	157	146	120	104	9
II-A5 (@par)	Yield(%)	4.94	4.93	4.93	4.93	4.97	5.01	5.01
	WAL	9.54	7.87	7.00	6.49	6.20	6.05	4.28
	Mod Durn	7.26	6.27	5.72	5.38	5.18	5.06	3.74
	Principal Window	Mar08 - Apr34	Mar08 - Jul32	Mar08 - Oct27	Apr08 - Nov22	May08 - Mar19	Jun08 - Jul16	Nov07 - Feb13
	Principal # Months	314	293	236	176	131	98	64
II-M1 (@par)	Yield(%)	5.38	5.38	5.38	5.37	5.36	5.35	5.35
	WAL	17.42	11.17	7.76	5.83	4.78	4.19	3.81
	Mod Durn	10.77	7.86	5.95	4.73	4.02	3.62	3.35
	Principal Window	Jun14 - Jun34	Feb10 - Nov32	Jun08 - Mar28	Mar08 - Mar23	Apr08 - Jul19	May08 - Oct16	Jul08 - Mar13
	Principal # Months	241	274	238	181	136	102	57
II-M2 (@par)	Yield(%)	5.88	5.88	5.88	5.87	5.86	5.85	5.83
	WAL	17.42	11.17	7.76	5.83	4.75	4.13	3.61
	Mod Durn	10.35	7.63	5.82	4.64	3.94	3.52	3.15
	Principal Window	Jun14 - Jun34	Feb10 - Nov32	Jun08 - Apr28	Mar08 - May23	Mar08 - Aug19	Apr08 - Nov16	May08 - Apr13
	Principal # Months	241	274	239	183	138	104	60
II-M3 (@par)	Yield(%)	6.08	6.08	6.08	6.07	6.06	6.04	6.03
	WAL	17.42	11.17	7.76	5.83	4.73	4.09	3.47
	Mod Durn	10.19	7.55	5.76	4.61	3.90	3.47	3.03
	Principal Window	Jun14 - Jun34	Feb10 - Dec32	Jun08 - Jun28	Mar08 - Jun23	Mar08 - Sep19	Mar08 - Dec16	Mar08 - Apr13
	Principal # Months	241	275	241	184	139	106	62

Class II-A-IO Yield Table (to 10% Call)

Given : Price(%)		68 CPR	69 CPR	70 CPR	71 CPR	72 CPR
4.87104	Yield	3.25	3.25	1.75	1.75	-0.67

Class II-A-1 Net Wac Tables

Period	Net Wac Cap(%)	Period	Net Wac Cap(%)	Period	Net Wac Cap(%)
1	N/A	33	6.82	65	6.82
2	6.25	34	6.82	66	6.82
3	6.24	35	6.82	67	6.82
4	6.23	36	6.82	68	6.82
5	6.22	37	6.82	69	6.82
6	6.20	38	6.82	70	6.82
7	6.32	39	6.82	71	6.82
8	6.30	40	6.82	72	6.82
9	6.41	41	6.82	73	6.82
10	6.40	42	6.82	74	6.82
11	6.43	43	6.82	75	6.82
12	6.42	44	6.82	76	6.82
13	6.41	45	6.82	77	6.82
14	6.47	46	6.82	78	6.82
15	6.46	47	6.82	79	6.82
16	6.53	48	6.82	80	6.82
17	6.52	49	6.82	81	6.82
18	6.51	50	6.82	82	6.82
19	6.50	51	6.82	83	6.82
20	6.55	52	6.82	84	6.82
21	6.54	53	6.82	85	6.82
22	6.59	54	6.82	86	6.82
23	6.59	55	6.82	87	6.82
24	6.67	56	6.82	88	6.82
25	6.82	57	6.82	89	6.82
26	6.82	58	6.82	90	6.82
27	6.82	59	6.82	91	6.82
28	6.82	60	6.82	92	6.82
29	6.82	61	6.82	93	6.82
30	6.82	62	6.82	94	6.82
31	6.82	63	6.82		
32	6.82	64	6.82		

NOTE: One Month LIBOR = 2.44%
Run at Pricing Speed

Class II-A-1 Net Wac Tables (continued)

Period	Net Wac Cap (%)
1	N/A
2	6.03
3	6.24
4	6.01
5	6.22
6	5.98
7	6.10
8	6.30
9	6.19
10	6.40
11	6.21
12	6.20
13	6.90
14	6.25
15	6.46
16	6.31
17	6.52
18	6.29
19	6.28
20	6.55
21	6.32
22	6.59
23	6.37
24	6.45

NOTE: One Month LIBOR = 2.44%
Run at Pricing Speed

Period	Net Wac Cap (%)
1	N/A
2	20.15
3	20.15
4	20.15
5	20.15
6	20.15
7	20.15
8	20.15
9	20.15
10	20.15
11	20.15
12	20.15
13	20.15
14	20.15
15	20.15
16	20.15
17	20.15
18	20.15
19	20.15
20	20.15
21	20.15
22	20.15
23	20.15
24	20.15
25	20.15

NOTE: One Month LIBOR = 20%
Run at Pricing Speed

Collateral Overview:

The Mortgage Loans have the following approximate characteristics based on the scheduled principal balances of the loans as of January 1, 2005, the "Statistical Cut-off Date":

SUMMARY OF THE MORTGAGE LOANS			
Number of Mortgage Loans:	670	W.A. Effective LTV:	71.93%
Aggregate Principal Balance:	$220,983,346	Range:	24.00% - 100.00%
Conforming Principal Balance:	$77,806,322	Index Type:	
Conforming Principal Balance Percent:	35.21%	Fixed:	100.00%
Average Principal Balance:	$329,826	First Liens:	100.00%
Range:	$25,676 - $2,000,000	Non-Balloon Loans:	100.00%
W.A. Coupon:	7.113%	Property Type:	
Range:	4.875% - 11.000%	Single Family Residence:	57.87%
W.A. Stated Remaining Term:	356 months	2-4 Family:	23.04%
Range:	236 months - 359 months	PUD:	12.39%
W.A. Seasoning:	4 months	Condo:	5.78%
Latest Maturity Date:	December 1, 2034	Co-op:	0.91%
State Concentration (>5%):		Occupancy Status:	
New York:	24.51%	Owner-Occupied:	81.02%
California:	19.41%	Investment:	15.77%
New Jersey:	11.32%	Second Home:	3.20%
Massachusetts:	6.69%	Documentation	
Florida:	5.66%	Reduced/Limited:	35.94%
Interest Only Loans:	27.72%	No Income/No Asset:	21.44%
W.A. Original Combined LTV:	75.71%	Stated:	17.37%
Range:	24.00% - 100.00%	Full/Alt:	14.13%
Purpose:		No Ratio:	11.12%
Purchase:	61.92%	Weighted Average Prepayment Penalty Term:(2)	37 months
Refinance - Cashout:	28.99%	Loans with Prepayment Penalties:	20.89%
Refinance - Rate/Term:	9.08%	Loans with Mortgage Insurance:	13.01%
W.A. FICO Score (1):	691	Loans with Lender Paid Mortgage Insurance:	1.84%

(1) For loans that were scored
(2) For loans with prepayment penalties only

Collateral Stratifications:

Product Type of the Mortgage Loans

Product Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Fixed 20 Year	3	$627,348	0.28%
Fixed 25 Year	1	359,275	0.16
Fixed 30 Year	499	158,733,292	71.83
Fixed 30 Year - IO	167	61,263,431	27.72
Total:	**670**	**$220,983,346**	**100.00%**

Principal Balances at Origination of the Mortgage Loans

Principal Balance at Origination ($)	Number of Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
0.01 - 50,000.00	16	$650,960	0.29%
50,000.01 - 100,000.00	45	3,396,943	1.53
100,000.01 - 150,000.00	109	13,743,168	6.20
150,000.01 - 200,000.00	72	12,526,900	5.65
200,000.01 - 250,000.00	60	13,525,077	6.10
250,000.01 - 300,000.00	49	13,541,561	6.11
300,000.01 - 350,000.00	28	9,087,100	4.10
350,000.01 - 400,000.00	75	28,353,100	12.79
400,000.01 - 450,000.00	62	26,512,935	11.96
450,000.01 - 500,000.00	32	15,179,631	6.85
500,000.01 - 550,000.00	28	14,573,500	6.58
550,000.01 - 600,000.00	23	13,372,750	6.03
600,000.01 - 650,000.00	25	15,847,800	7.15
650,000.01 - 700,000.00	7	4,809,000	2.17
700,000.01 - 750,000.00	6	4,402,250	1.99
750,000.01 - 800,000.00	8	6,193,500	2.79
800,000.01 - 850,000.00	4	3,290,700	1.48
850,000.01 - 900,000.00	3	2,660,000	1.20
900,000.01 - 950,000.00	5	4,665,250	2.11
950,000.01 - 1,000,000.00	10	9,999,399	4.51
1,250,000.01 - 1,300,000.00	1	1,268,000	0.57
1,950,000.01 - 2,000,000.00	2	4,000,000	1.81
Total:	**670**	**$221,599,524**	**100.00%**

Collateral Stratifications: (continued)

Remaining Principal Balance of the Mortgage Loans

Remaining Principal Balance ($)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0.01 - 50,000.00	16	$649,165	0.29%
50,000.01 - 100,000.00	46	3,468,848	1.57
100,000.01 - 150,000.00	109	13,738,245	6.22
150,000.01 - 200,000.00	71	12,342,242	5.59
200,000.01 - 250,000.00	60	13,500,516	6.11
250,000.01 - 300,000.00	49	13,506,679	6.11
300,000.01 - 350,000.00	29	9,422,044	4.26
350,000.01 - 400,000.00	74	27,927,925	12.64
400,000.01 - 450,000.00	63	26,896,468	12.17
450,000.01 - 500,000.00	31	14,691,704	6.65
500,000.01 - 550,000.00	28	14,542,197	6.58
550,000.01 - 600,000.00	23	13,333,856	6.03
600,000.01 - 650,000.00	25	15,807,351	7.15
650,000.01 - 700,000.00	8	5,491,172	2.48
700,000.01 - 750,000.00	6	4,433,044	2.01
750,000.01 - 800,000.00	7	5,424,801	2.45
800,000.01 - 850,000.00	4	3,280,645	1.48
850,000.01 - 900,000.00	3	2,656,047	1.20
900,000.01 - 950,000.00	5	4,641,511	2.10
950,000.01 - 1,000,000.00	10	9,965,621	4.51
1,250,000.01 - 1,300,000.00	1	1,263,265	0.57
1,950,000.01 - 2,000,000.00	2	4,000,000	1.81
Total:	**670**	**$220,983,346**	**100.00%**

Original Loan-to-Value Ratio of the Mortgage Loans

Original Loan-to-Value Ratio (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
<= 50.00	24	$12,070,845	5.46%
50.01 - 55.00	10	3,437,563	1.56
55.01 - 60.00	18	8,857,575	4.01
60.01 - 65.00	25	11,086,548	5.02
65.01 - 70.00	72	28,962,575	13.11
70.01 - 75.00	33	14,326,357	6.48
75.01 - 80.00	345	109,977,455	49.77
80.01 - 85.00	11	2,066,897	0.94
85.01 - 90.00	37	9,036,861	4.09
90.01 - 95.00	87	19,810,186	8.96
95.01 - 100.00	8	1,350,484	0.61
Total:	**670**	**$220,983,346**	**100.00%**

Collateral Stratifications: (continued)

Mortgage Rate of the Mortgage Loans			
Mortgage Rate (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
4.500 - 4.999	1	$359,275	0.16%
5.000 - 5.499	5	2,144,555	0.97
5.500 - 5.999	22	9,096,881	4.12
6.000 - 6.499	74	29,747,545	13.46
6.500 - 6.999	178	73,551,725	33.28
7.000 - 7.499	110	35,364,342	16.00
7.500 - 7.999	113	31,779,009	14.38
8.000 - 8.499	76	21,636,710	9.79
8.500 - 8.999	58	11,882,938	5.38
9.000 - 9.499	20	3,276,346	1.48
9.500 - 9.999	8	942,227	0.43
10.000 - 10.499	1	66,285	0.03
10.500 - 10.999	3	1,009,657	0.46
11.000 - 11.499	1	125,850	0.06
Total:	**670**	**$220,983,346**	**100.00%**

FICO Score at Origination of the Mortgage Loans			
FICO Score at Origination	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Not Available	6	$1,258,791	0.57%
1 - 580	2	385,561	0.17
581 - 600	7	2,119,799	0.96
601 - 620	27	7,064,446	3.20
621 - 640	64	22,883,984	10.36
641 - 660	84	27,505,254	12.45
661 - 680	107	38,332,402	17.35
681 - 700	116	34,103,640	15.43
701 - 720	101	32,447,007	14.68
721 - 740	52	16,825,886	7.61
741 - 760	46	17,690,733	8.01
761 - 780	39	13,162,114	5.96
781 - 800	16	6,087,139	2.75
801 - 820	3	1,116,590	0.51
Total:	**670**	**$220,983,346**	**100.00%**

Collateral Stratifications: (continued)

Geographic Distribution of the Mortgage Loans

Location	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
New York	126	$54,153,833	24.51%
California	87	42,887,312	19.41
New Jersey	88	25,015,056	11.32
Massachusetts	54	14,779,256	6.69
Florida	35	12,514,743	5.66
Connecticut	38	8,787,694	3.98
Nevada	19	7,485,648	3.39
Maryland	21	7,459,573	3.38
Arizona	17	6,368,774	2.88
Illinois	20	5,123,326	2.32
Hawaii	8	4,771,469	2.16
Georgia	12	3,907,124	1.77
Rhode Island	18	3,723,977	1.69
Pennsylvania	32	3,568,484	1.61
Virginia	7	3,365,363	1.52
Texas	10	2,746,741	1.24
North Carolina	14	2,445,782	1.11
New Hampshire	7	1,800,854	0.81
Colorado	4	1,238,814	0.56
Tennessee	3	1,093,129	0.49
Washington	4	1,065,860	0.48
South Carolina	11	1,041,709	0.47
Maine	7	986,123	0.45
Oregon	2	810,189	0.37
District of Columbia	2	571,500	0.26
Kansas	6	503,207	0.23
Missouri	2	440,149	0.20
Delaware	1	439,468	0.20
Alabama	3	374,514	0.17
Indiana	3	310,630	0.14
Minnesota	2	306,535	0.14
Vermont	1	294,925	0.13
Alaska	1	243,319	0.11
Michigan	2	137,375	0.06
New Mexico	1	107,132	0.05
Wisconsin	1	66,285	0.03
Ohio	1	47,472	0.02
Total:	**670**	**$220,983,346**	**100.00%**

Collateral Stratifications: (continued)

Occupancy Status of the Mortgage Loans

Occupancy Status	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Owner-Occupied	511	$179,047,512	81.02%
Investor	140	34,854,018	15.77
2nd Home	19	7,081,816	3.20
Total:	**670**	**$220,983,346**	**100.00%**

Documentation Type of the Mortgage Loans

Documentation Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Reduced/Limited	229	$79,412,324	35.94%
NINA	146	47,380,615	21.44
Stated	108	38,388,569	17.37
Full/Alt	108	31,224,772	14.13
No Ratio	79	24,577,065	11.12
Total:	**670**	**$220,983,346**	**100.00%**

Loan Purpose of the Mortgage Loans

Purpose	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Purchase	470	$136,843,317	61.92%
Refi - Cash Out	156	64,068,228	28.99
Refi - Rate/Term	44	20,071,800	9.08
Total:	**670**	**$220,983,346**	**100.00%**

Collateral Stratifications: (continued)

Property Type of the Mortgage Loans

Property Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Single Family	364	$127,874,527	57.87%
2-4 Family	168	50,919,420	23.04
PUD	77	27,386,739	12.39
Condo	49	12,782,710	5.78
Co-op	12	2,019,950	0.91
Total:	**670**	**$220,983,346**	**100.00%**

Original Prepayment Penalty Term of the Mortgage Loans

Original Prepayment Penalty Term (mos.)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0	579	$174,821,679	79.11%
6	7	4,493,746	2.03
12	19	8,671,077	3.92
24	6	3,029,565	1.37
36	27	13,151,858	5.95
60	32	16,815,421	7.61
Total:	**670**	**$220,983,346**	**100.00%**